Exhibit No. 12
THE PROGRESSIVE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(millions)
(unaudited)

	Six Months Ended
	June 30,
	2007	2006
Income before income taxes	$939.6	$1,239.4

Fixed Charges:
Interest and amortization on indebtedness	40.0	41.4
Portion of rents representative of the interest factor	12.3	10.9

Total fixed charges	52.3	52.3

Interest capitalized, net of amortized interest	(.3)	(1.1)

Total income available for fixed charges	$991.6	$1,290.6

Ratio of earnings to fixed charges	19.0	24.7